2018 Proxy Supplemental Materials

April 2018

JPMorgan Chase & Co.

Annual meeting overview

Map and directions

- **Date:** Tuesday, May 15, 2018
- **Time:** 10:00 a.m. Central Time
- **Place:** JPMorgan Chase & Co. Dallas Corporate Center
  8181 Communications Parkway
  Plano, Texas 75024
- **Audiocast:** www.jpmorganchase.com/events-presentations
- **Phone:** (866) 541-2724 in the U.S. and Canada
  (706) 634-7246 for international
- **Attending in person:** You will be required to present a valid form of government-issued photo identification, such as a driver's license or passport, and proof of ownership of our common stock as of our record date March 16, 2018. For more details, see 2018 Proxy Statement pages 107-112

Logistics



Dallas Corporate Center
Sam Rayburn Tollway
Texas 121
121
CAMPUS ENTRANCE
Garage E
PARKING LOT
BLDG C
ENTRANCE TO BLDG C
Garage D
BLDG B
BLDG A
Leadership Drive
Headquarters Drive
Communications Parkway
Dallas North Tollway

Directions

- The entrance to the campus is indicated by the STAR ★ (on right before Communications Parkway)
- Visitors should park in the Visitor Parking Garage E
- Shareholder Meeting will be held in Building C

Matters to be voted on

✔ Management proposals

The Board of Directors recommends you vote FOR each director nominee and FOR the following proposals:

1. Election of Directors

2. Ratification of special meeting provisions in the Firm's By-Laws

3. Advisory resolution to approve executive compensation

4. Approval of Amended and Restated Long-Term Incentive Plan effective May 15, 2018

5. Ratification of independent registered public accounting firm

✘ Shareholder proposals

The Board of Directors recommends you vote AGAINST each of the following proposals:

6. Independent Board chairman

7. Vesting for government service

8. Proposal to report on investments tied to genocide

9. Cumulative voting

JPMorgan Chase & Co.

Notable changes since 2017 Annual Meeting

Long-Term U.S. Investment in Employees, Branch Expansion and Local Economic Growth

- **Announced a $20 billion, five-year comprehensive investment** to help employees, and support job and local economic growth in the United States:
  - Investing in employees with further increases to wages and benefits
  - Expanding the branch network
  - Increasing community-based philanthropic investments
  - Increasing small business lending
  - Accelerating affordable housing lending

Board Refreshment

- **Mellody Hobson** elected in March 2018, one of two independent directors who joined the Board in the last three years
- **Crandall Bowles**, a director since 2006, will retire in May 2018

Executive Compensation Program

- **Calibrated the absolute ROTCE**[1] goal for the 2017 performance share unit ("PSU") award granted in January 2018 to **17%**, based on current forecast of future performance
- **Introduced a risk-based capital hurdle** to the PSU program referencing the Firm's Fully Phased-in Common Equity Tier 1 capital ratio
- **Updated the stock ownership guideline** for Operating Committee members

Management Succession – Operating Committee Changes

- **Daniel Pinto** and **Gordon Smith** appointed Co-Presidents and Co-Chief Operating Officers
- **Mary Erdoes**, **Marianne Lake**, and **Doug Petno** each expanded their responsibilities
- **Three** executives joined the Operating Committee:
  - **Lori Beer**, Global Chief Information Officer
  - **Robin Leopold**, Head of Human Resources
  - **Peter Scher**, Global Head of Corporate Responsibility
- **50%** of Operating Committee members reporting up to Jamie Dimon are women

[1] Return on Tangible Common Equity ("ROTCE").

We demonstrated strong financial performance in 2017

Strong performance continues to support sustained shareholder value

- We gained market share in nearly all of our businesses, demonstrated strong expense discipline, continued to achieve high customer satisfaction scores, and maintained a fortress balance sheet

| Net income of $24.4 billion | EPS of $6.31 | ROTCE[1] of 12% | Tangible book value per share[1] of $53.56, up 4% from 2016 | Distributed $22.3 billion to shareholders |

- **Excluding the impact of tax reform and a legal benefit:**

| Adjusted net income[1] of $26.5 billion | Adjusted EPS[1] of $6.87 | Adjusted ROTCE[1] of 13% |

Total Shareholder Return ("TSR")[2]



$100 invested in JPM at the end of 2007 **would have yielded $311** at the end of 2017

Total Return Index Values	JPMorgan Chase 211%	KBW Bank Index 50%	S&P Financials 44%
1-Year	27%	19%	22%
3-Year	85%	53%	48%
5-Year	178%	131%	130%

- TSR of **27%** in 2017

- Combined three-year TSR of **85%**

- **Significantly outperforming** the financial services industry over the period

[1] ROTCE, TBVPS, adjusted net income, adjusted EPS and adjusted ROTCE are each non-GAAP financial measures. For a reconciliation and/or further explanation, see page 21.
[2] TSR assumes reinvestment of dividends.

JPMorgan Chase & Co.

The Firm has demonstrated sustained, strong financial performance

Generated strong ROTCE



Sustained growth in both TBVPS and EPS



1 ROTCE, tangible common equity (TCE) and TBVPS are each non-GAAP financial measures. On a comparable U.S. GAAP basis, for 2008 through 2017, respectively, return on equity ("ROE") was 4%, 6%, 10%, 11%, 11%, 9%, 10%, 11%, 10% and 10%, and book value per share ("BVPS") was $36.15, $39.88, $42.98, $46.52, $51.19, $53.17, $56.98, $60.46, $64.06 and $67.04. For a reconciliation and further explanation, see page 21.

2 Excludes the impact of the enactment of the Tax Cut and Jobs Act and a legal benefit. For further explanation, see page 21.

JPMorgan Chase & Co.

We are committed to commonsense corporate governance practices

Our Board provides independent oversight of the Firm's business and affairs

- Reviews the strategic priorities

- Evaluates the CEO's performance

- Reviews the Firm's financial performance and delivery of long-term value to our shareholders

- Oversees our Culture and Conduct Program

- Oversees the Firm's risk management and internal control frameworks

A robust Lead Independent Director role facilitates independent board oversight of management

- The Firm's Corporate Governance Principles <u>require</u> the independent directors to appoint a Lead Independent Director if the role of the Chairman is combined with that of the CEO

- The Board reviews its leadership structure annually as part of its self-assessment process

- Responsibilities of the Lead Independent Director include:
  - ✓ acts as liaison between independent directors and the CEO
  - ✓ acts as a sounding board to the CEO
  - ✓ provides advice and guidance to the CEO on executing long-term strategy
  - ✓ advises the CEO of the Board's information needs
  - ✓ meets one-on-one with the CEO at every regularly scheduled Board meeting
  - ✓ has the authority to call for a Board meeting or a meeting of independent directors
  - ✓ approves agendas and adds agenda items for Board meetings and meetings of independent directors
  - ✓ presides over executive sessions of independent directors
  - ✓ engages and consults with major shareholders and other constituencies, where appropriate
  - ✓ guides annual performance review of the CEO
  - ✓ guides the annual independent director consideration of CEO compensation
  - ✓ guides full Board consideration of CEO succession
  - ✓ guides the self-assessment of the full Board
  - ✓ presides at Board meetings in the CEO's absence or when the CEO or the Board raises a possible conflict of interest

J.P.Morgan Chase & Co.

We are committed to commonsense corporate governance practices (cont'd)

Our governance practices promote board effectiveness and shareholder interests

- Annual Board and committee assessment
- **Robust shareholder rights:**
  - proxy access
  - right to call a special meeting
  - right to act by written consent
- Majority voting for all director elections
- Stock ownership requirements for directors
- 100% committee independence
- Executive sessions of independent directors at each regular Board meeting
- Board oversight of corporate responsibility/ESG matters

We maintain an active engagement with shareholders

- We have regular and ongoing discussions with shareholders throughout the year on a wide variety of topics, such as financial performance, strategy, competitive environment, regulatory landscape, and environmental, social and governance matters
- In 2017, our shareholder engagement initiatives included:
  - **Shareholder Outreach:** Hosted **more than 80 discussions** on strategy, financial performance, governance, executive compensation, and environmental and social matters, among others, with shareholders representing **>45% of our outstanding common stock**
  - **Annual Investor Day:** Senior management gave presentations at our annual Investor Day on strategy and financial performance
  - **Meetings/Conferences:** Senior management hosted more than **50 investor meetings** and presented at **12 investor conferences**

JPMorgan Chase & Co.

Agenda

JPMorgan Chase & Co.

✔ Proposal #1: Election of Directors
The Board recommends you vote **FOR** each director nominee

The Board of Directors has nominated the 12 individuals listed below: 11 independent directors and the CEO

NOMINEE/DIRECTOR OF JPMORGANCHASE SINCE [1]	Age	PRINCIPAL OCCUPATION	OTHER PUBLIC COMPANY BOARDS (#)	COMMITTEE MEMBERSHIP [2]
Linda B. Bammann Director since 2013	62	Retired Deputy Head of Risk Management of JPMorgan Chase & Co.[3]	0	Directors' Risk Policy (Chair)
James A. Bell Director since 2011	69	Retired Executive Vice President of The Boeing Company	3	Audit (Chair)
Stephen B. Burke Director since 2004	59	Chief Executive Officer of NBCUniversal, LLC	1	Compensation & Management Development; Corporate Governance & Nominating
Todd A. Combs Director since 2016	47	Investment Officer at Berkshire Hathaway Inc.	0	Directors' Risk Policy; Public Responsibility
James S. Crown Director since 2004	64	President of Henry Crown and Company	1	Directors' Risk Policy
James Dimon Director since 2004	62	Chairman and Chief Executive Officer of JPMorgan Chase & Co.	0	
Timothy P. Flynn Director since 2012	61	Retired Chairman and Chief Executive Officer of KPMG	3	Audit; Public Responsibility
Mellody Hobson Director since March 2018	49	President of Ariel Investments, LLC	2	
Laban P. Jackson, Jr. Director since 2004	75	Chairman and Chief Executive Officer of Clear Creek Properties, Inc.	0	Audit
Michael A. Neal Director since 2014	65	Retired Vice Chairman of General Electric Company and Retired Chairman and Chief Executive Officer of GE Capital	0	Directors' Risk Policy
Lee R. Raymond **(Lead Independent Director)** Director since 2001	79	Retired Chairman and Chief Executive Officer of Exxon Mobil Corporation	0	Compensation & Management Development (Chair); Corporate Governance & Nominating
William C. Weldon Director since 2005	69	Retired Chairman and Chief Executive Officer of Johnson & Johnson	2	Compensation & Management Development; Corporate Governance & Nominating (Chair)

JPMorgan Chase & Co.

For additional information and footnotes, please see page 22.

For additional detail, see 2018 Proxy Statement pages 8-38

Proposal #1: Election of Directors (cont'd)
The Board recommends you vote **FOR** each director nominee

Profile of nominees (excluding our CEO)



Two new directors joined the Board in the last three years

100% Independent

2 Women

2 African-Americans

Average age of directors is **64**

Average tenure of **8.7 years**

Refreshment

- In addition to the two new independent directors that joined the Board in the last three years, the committee assessment process conducted in 2017 by the independent directors and guided by the Lead Independent Director, resulted in:
  - **Committee Chair refreshment**
    - Ms. Bammann became Chair of the Directors' Risk Policy Committee (DRPC), succeeding Mr. Crown; Mr. Bell became Chair of the Audit Committee, succeeding Mr. Jackson
  - **Committee member refreshment**
    - Mr. Flynn joined the Audit Committee and stepped down from the DRPC, and Mr. Combs joined the DRPC and Public Responsibility Committee

Personal and professional attributes and skills of the nominees

- **FINANCIAL AND ACCOUNTING** – Knowledge of accounting and financial reporting and of auditing processes and standards: 12
- **FINANCIAL SERVICES** – Experience in or with the financial services industry, including investment banking, global financial markets and consumer products and services: 10
- **INTERNATIONAL BUSINESS OPERATIONS** – Operational experience in diverse geographic, political and regulatory environments: 8
- **LEADERSHIP OF A LARGE, COMPLEX ORGANIZATION** – Senior executive experience managing business operations, development and strategic planning: 10
- **MANAGEMENT DEVELOPMENT AND SUCCESSION PLANNING** – Experience in senior executive development, succession planning, and compensation matters: 10
- **PUBLIC COMPANY GOVERNANCE** – Knowledge of public company governance issues and policies and governance best practices: 12
- **TECHNOLOGY** – Experience with or oversight of innovative technology, cybersecurity, information systems/data management, fintech or privacy: 8
- **REGULATED INDUSTRIES AND REGULATORY ISSUES** – Experience with regulated businesses, regulatory requirements, and relationships with regulators: 12
- **RISK MANAGEMENT AND CONTROLS** – Experience in assessment and management of business and financial risk factors: 12



















All our nominees possess:
- Integrity
- Judgment
- Strong work ethic
- Strength of conviction
- Collaborative approach to engagement and oversight
- Inquisitive and objective perspective
- Willingness to appropriately challenge management

JPMorgan Chase & Co.

✔ Proposal #2: Ratification of special meeting provisions in the Firm's By-Laws
The Board recommends you vote **FOR** ratifying the existing Special Meeting Provisions

JPM By-Laws

- The Firm's By-Laws grant shareholders who own **at least 20%** of the Firm's outstanding shares of common stock and satisfy other requirements the ability to direct JPMorgan Chase to call a special meeting of shareholders

- The Board believes that providing shareholders owning 20% of JPMorgan Chase's outstanding stock with the right to call a special meeting strikes the right balance between enhancing our shareholders' ability to act on important and urgent matters and protecting against misuse of the right by a small number of shareholders whose interests may not be shared by the majority of shareholders

- The 20% ownership threshold is consistent with market practices – approximately 400 of the S&P 500 companies have a special meeting ownership threshold that is equal to or higher than that of the Firm or do not provide any such rights. In effect, JPMorgan Chase shareholders have a right that is equal to or more expansive than that of 80% of S&P 500 companies

Feedback received as part of our shareholder engagement initiative

- In 2017, as part of our engagement discussions with shareholders, we requested feedback about our By-Law provisions regarding shareholders' rights to call a special meeting

- While most shareholders expressed support of the right to call a special meeting if an appropriate threshold of shareholders requested it, there were varying opinions regarding the appropriate threshold

- Accordingly, and in lieu of a shareholder proposal seeking to reduce the threshold, the Board is seeking shareholder ratification of the special meeting provisions in the Firm's By-Laws

Board recommendation

- Given the existing right to shareholders to call a special meeting, coupled with JPMorgan Chase's strong corporate governance policies, the Board strongly recommends that shareholders ratify the existing special meeting provisions

- The Firm will consider a vote in favor of the ratification of the provisions as tantamount to a vote against a proposal seeking to lower the ownership threshold

- If the provisions are not ratified, the Board expects to engage with shareholders and to consider what actions, if any, should be taken with respect to special meeting provisions

JPMorgan Chase & Co.

For additional detail, see 2018 Proxy Statement pages 42-81

✓ Proposal #3: Advisory resolution to approve executive compensation
The Board recommends you vote **FOR** the executive compensation program

2017 NEO compensation

Name and principal position	Salary	INCENTIVE COMPENSATION Cash	Restricted stock units	Performance share units	Total
James Dimon, Chairman and CEO	$ 1,500,000	$ 5,000,000	$ —	$ 23,000,000	$ 29,500,000
Marianne Lake, Chief Financial Officer	750,000	5,100,000	3,825,000	3,825,000	13,500,000
Mary Callahan Erdoes, CEO Asset & Wealth Management	750,000	7,500,000	5,625,000	5,625,000	19,500,000
Daniel Pinto[1], CEO Corporate & Investment Bank	8,238,628	—	6,380,686	6,380,686	21,000,000
Gordon Smith, CEO Consumer & Community Banking	750,000	7,700,000	5,775,000	5,775,000	20,000,000

The table above differs from how compensation is reported in the Summary Compensation Table on page 69 of the 2018 Proxy Statement. Please refer to page 61 of the 2018 Proxy Statement for more information.

In response to last year's 92% Say-on-Pay support and positive shareholder feedback, the Compensation & Management Development Committee ("CMDC") maintained the key features of our compensation program.
We believe shareholders should consider five key factors in their evaluation of this year's proposal:

1. Strong performance

We continued to deliver strong multi-year financial performance, invest in our future, strengthen our risk and control environment, reinforce the importance of our culture and values, deliver on our long-standing commitment to serve our communities, and conduct business in a responsible way to drive inclusive growth

2. Disciplined performance assessment to determine pay

The CMDC uses a balanced approach to determine annual compensation by assessing performance against four broad performance categories over a sustained period of time. A material portion of Operating Committee member compensation is delivered in the form of at-risk Performance Share Units ("PSUs"), reinforcing accountability and alignment with shareholder interests by linking the ultimate payout to pre-established absolute and relative goals

3. Sound pay practices

We believe our compensation philosophy promotes an equitable and well-governed approach to compensation, including pay practices that attract and retain top talent, are responsive to and aligned with shareholders, and encourage a shared success culture in support of our business principles

4. Pay is aligned with performance

CEO pay is strongly aligned to the Firm's short-, medium- and long-term performance, with approximately 80% of the CEO's variable pay deferred into equity, of which 100% is in PSUs. Other NEO pay is also strongly tied to Firm and line of business performance, with a majority of variable pay deferred into equity, of which 50% is in PSUs

5. Rigorous accountability and recovery provisions

Our executive compensation program is designed to hold executives accountable, when appropriate, for meaningful actions or issues that negatively impact business performance in current or future years

[1] Mr. Pinto, who is based in the U.K., received a fixed allowance of $7,635,000 paid in British pound sterling, and a salary of £475,000.

JPMORGAN CHASE & CO.
11

For additional detail, see 2018 Proxy Statement pages 42-81

Proposal #3: Advisory resolution to approve executive compensation (cont'd)
The Board recommends you vote FOR the executive compensation program

Summary of factors for shareholder consideration

1 Strong performance

2017 Business Results

$26.5B Adjusted net income[1]	**$6.87** Adjusted EPS[1]	**13%** Adjusted ROTCE[1]	**$22.3B** Net capital distributions[2]

Risk, Controls & Conduct
- Created new role – Chief Culture and Conduct Officer
- Embedded conduct risk into our risk management processes
- Continued to invest in our cyber defense capabilities

Client/Customer Focus
- CCB: Ranked #1 in Retail Banking by TNS for the 5th year in a row
- CIB: Enhanced payments solutions and digital capabilities
- CB: Added new digital capabilities, including online account opening
- AWM: Building a more robust digital platform for clients

Teamwork & Leadership
- Broadened responsibilities for several of the Operating Committee members
- Announced in January 2018: Increased wages 10% on average for 22,000 employees, ranging from between $15 and $18 per hour

2 Disciplined performance assessment to determine pay

Balanced Discretion

Variable pay award levels based on four broad categories:
- Business Results
- Client/Customer Focus
- Risk, Controls & Conduct
- Teamwork & Leadership

Formula

Performance Share Units ("PSUs") link ultimate payout to pre-established absolute and relative ROTCE goals

3 Sound pay practices

- ✓ Shareholder-aligned compensation philosophy
- ✓ Responsible use of equity for employee compensation
- ✓ Strong stock ownership guidelines and retention requirements
- ✗ No special executive benefits/ severance or golden parachutes

4 Pay is aligned with performance

- The Board awarded Mr. Dimon $29.5 million of total compensation for 2017, an increase of $1.5 million from 2016
- The Board considered the Firm's consistently strong multi-year performance under Mr. Dimon's stewardship



Mr. Dimon
$1.5M Salary
Has not changed from 2016
$5M Cash Incentives
Has not changed from 2016
Total Compensation
$29.5M
$23M PSUs
↑$1.5M from 2016
~95% of pay is "at-risk"

Shareholder Feedback
- In response to 92% Say-on-Pay support and positive shareholder feedback, the CMDC maintained the key features of our compensation program



Other NEOs[3]
Salary
4% - 6%
Cash Incentives
38% - 39%
Total Compensation
$13.5M - $21M
PSUs
28% - 29%
Restricted Stock Units (RSUs)
28% - 29%
~95% of pay is "at-risk"

2017 Updates
- Calibrated the Absolute ROTCE goal for the 2017 PSU award to 17% based on current forecast of future performance
- Introduced a risk-based capital hurdle to the PSU program
- Updated the stock ownership guideline for Operating Committee members

5 Rigorous accountability and recovery provisions

- Robust risk, controls and conduct review process can impact compensation pools and individual pay
- Strong cancellation and clawback provisions cover both cash and equity awards

TRIGGER[4]	VESTED	UNVESTED
Restatement	✓	✓
Misconduct	✓	✓
Risk-related	✓	✓
Protection based		✓

[1] Adjusted net income, adjusted earnings per share and adjusted ROTCE are non-GAAP financial measures and exclude the impact of the Tax Cuts and Jobs Act and a legal benefit. For a reconciliation and further explanation, see page 21.

For additional information and footnotes, please see page 22.

For additional detail, see 2018 Proxy Statement pages 42-81

✓ Proposal #3: Advisory resolution to approve executive compensation (cont'd)
The Board recommends you vote **FOR** the executive compensation program

Performance Share Unit ("PSU") program overview

Plan Feature	Performance Year 2017 PSU Award Description
Vehicle	▪ Value of units moves with stock price during performance period; units are settled in shares at vesting
Time Horizon	▪ 3-year cliff vesting, plus an additional 2-year holding period (for a combined 5-year holding period)
Performance Measures	▪ The CMDC selected ROTCE[1], a fundamental performance metric, which measures the Firm's net income applicable to common equity as a percentage of average tangible common equity. ROTCE is meaningful to the Firm, as well as investors and analysts, in assessing the earnings power of common shareholders' equity capital and is a useful metric for comparing the profitability of the Firm to competitors.
Payout Grid	▪ Payout under the PSU plan will be calculated annually over the 3-year performance period based on absolute and relative ROTCE per the formulaic payout grid below. Absolute and relative performance metrics help promote a reasonable outcome for both shareholders and participants. Annual payout calculations prevent excessive weightings attributable to a single year within the 3-year performance period. For the 2017 PSU award, the CMDC set the maximum payout at an ROTCE level of 17% (or greater), compared to 14% in prior years.

Absolute ROTCE	Payout
≥17%	150%
6% to <17%	Payout by relative ROTCE Scale
<6%	0%

Relative ROTCE	Payout
1st Quartile	150%
2nd Quartile	100% to 125%
3rd Quartile	70% to 100%
4th Quartile	25% to 55%

Plan Feature	Performance Year 2017 PSU Award Description
Minimum Risk-based Hurdle (New for 2017)	▪ If the Firm's Fully Phased-In CET1 capital ratio is less than 7.5% at any year-end, then unvested PSUs referencing that performance year will be subject to downward adjustment by the CMDC. This is a new feature of the 2017 PSU award.
PSU Performance Companies	▪ In determining companies to include in the relative ROTCE scale, the CMDC selected competitors with business activities that overlap with at least 30% of the Firm's revenue mix. These include Bank of America, Barclays, Capital One Financial, Citigroup, Credit Suisse, Deutsche Bank, Goldman Sachs, HSBC, Morgan Stanley, UBS, and Wells Fargo.
Narrow Adjustment Provision	▪ The CMDC may make adjustments (up or down) to maintain the intended economics of the award in light of changed circumstances (e.g., change in accounting rules/policies or changes in capital structure). The CMDC may also make additional downward adjustments in relation to Mr. Pinto's PSUs (see footnote 1 on page 56 of the 2018 Proxy Statement).

[1] ROTCE is a non-GAAP financial measure. For a reconciliation and further explanation, see page 21.

For additional detail, see 2018 Proxy Statement pages 42-81

Proposal #3: Advisory resolution to approve executive compensation (cont'd)

The Board recommends you vote **FOR** the executive compensation program

Performance share units – 5-year time horizon



PSU goal is set at beginning of performance period and is the same for all 3 years

3-Year Performance Period (cliff-vest)						+	2-Year Additional Hold on Fully Vested Awards	
2018		2019		2020			2021	2022
Payout calculated on 1/3 units awarded	+	Payout calculated on 1/3 units awarded	+	Payout calculated on 1/3 units awarded		=	Ultimate number of units earned	

Performance assessed and payout calculated for each annual period

Awards subject to reduction/cancellation/recovery based on Risk/Control features (including protection based vesting)

Annual payout calculation results in: ✘ NO 'catch-up' for poor performance years ✘ NO 'rollover' for very strong years

Determining absolute and relative PSU performance goals

- Each year the CMDC sets the absolute ROTCE goal by reviewing the Firm's historical performance and a reasonable range of possible net income and capital outcomes over the next three years. For the 2017 PSU award granted in January 2018, these outcomes were considered in the context of (among other things) the expected impacts of: the enactment of the Tax Cuts and Jobs Act; regulatory capital requirements; annual stress tests; interest rates; and the U.S. and global economic environment, all of which affect the range of ROTCE outcomes in the medium-term
- Consistent with the Firm's pay-for-performance philosophy, in setting the relative ROTCE performance goals, the CMDC determined that payout above target for previously granted PSU awards should be limited to instances in which the Firm outperforms its competitors on a relative basis, with below target payout occurring in instances of under performance. Achievement of median relative performance results in target payout (100%), which is consistent with peer practices, and with what the CMDC believes is a reasonable outcome. Outstanding relative performance, which results in a payout of 150% is limited to the Firm achieving a ROTCE in the top 25%, or top 3, of the competitor group

2015 and 2016 (prior) PSU awards

- The Firm reported ROTCE of 13% and 12% in 2016 and 2017, respectively. Although this performance did not surpass the absolute threshold, the Firm did achieve 1st Quartile relative performance for both years, resulting in an expected future payout of 150% for PSU tranches referencing these years

JPMorgan Chase & Co.

✓ Proposal #4: The Board recommends you vote **FOR** approval of the Amended and Restated Long-Term Incentive Plan

- We are seeking approval of our Amended and Restated Long-Term Incentive Plan (the "2018 Plan"), to extend the term of the 2015 Long-Term Incentive Plan by four years, to a term date of May 31, 2022, and to authorize approximately 24 million additional shares, bringing the total number of shares authorized under the 2018 Plan to 85 million shares (which is 10 million fewer than that approved by shareholders under the 2015 Plan)

  - During our annual shareholder outreach program and discussion of our equity compensation practices, our shareholders indicated a preference for more frequent requests for approval of a smaller quantity of shares, as opposed to requesting larger quantities less frequently

  - As a result, the Compensation & Management Development Committee and the Board considered this feedback in determining the number of shares to request for authorization under the 2018 Plan

- The 2018 Plan would also incorporate our compensation program for non-employee directors, with certain established retainers (both cash and equity) and certain limitations on future changes to those retainers

Historical burn rate[1]



Historical total potential dilution[2]



Historical compensation expense ratio[3]



For additional detail, see 2018 Proxy Statement pages 90-95

✓ Proposal #5: The Board recommends you vote **FOR** ratification of PricewaterhouseCoopers LLP (PwC)

Engagement of independent registered public accounting firm

- The members of the Audit Committee and the Board believe that continued retention of PwC as the Firm's independent external auditor is in the best interests of JPMorgan Chase and its shareholders

Audit committee annually reviews PwC

- The Audit Committee annually reviews PwC's qualifications, performance and independence in connection with its determination as to whether to retain PwC. In conducting its review, the Audit Committee considers, among other factors:
  - The professional qualifications of PwC and that of the key members of the audit team
  - PwC's performance on the Firm's audit, including its professional skepticism and objectivity
  - The audit quality of PwC, including recent PCAOB reports, peer self-reviews, and legal risks and significant proceedings affecting PwC
  - The independence of PwC

Board oversight of PwC

- The Audit Committee assesses PwC's independence throughout the year. This includes reviewing with PwC its practices for maintaining independence
- It is the Firm's policy not to use PwC for any other service other than audit, audit-related and tax services
- In accordance with SEC rules and PwC policies, audit partners are subject to rotation requirements to limit the number of consecutive years of service an individual partner may provide audit services to our Firm
  - The lead audit partner and quality review partner may provide services to our Firm for a maximum of five consecutive years
  - The current lead audit partner is expected to serve in this capacity through the end of the 2020 audit
- The Board believes there are significant benefits to having an auditor with extensive history with the Firm, including: high quality of their audit work and accounting advice, audit efficiency and effectiveness, and avoidance of time and expense needed to onboard a new auditor

Agenda

JPMORGAN CHASE & CO.

For additional detail, see 2018 Proxy Statement pages 98-99

Proposal #6: Independent Board chairman
The Board recommends you vote **AGAINST** this shareholder proposal

Adopt as policy to require the Chair of the Board of Directors, whenever possible, to be an independent member of the Board

Board response

- The Board has a fiduciary duty to act in the best interests of the shareholders and, in the exercise of that duty, retains the flexibility to determine the leadership structure that will best serve those interests
- The Board annually reviews and evaluates it's leadership structure. Most recently, early in 2018, the Board reviewed its leadership structure and determined that, at the present time, Mr. Dimon's combined role as Chairman and CEO provides the Board with strong leadership. Together with Mr. Raymond as Lead Independent Director, the Board provides appropriate leadership and oversight of the Firm for the benefit of our shareholders
- Our Corporate Governance Principles provide for strong independent Board oversight and when there is a combined Chairman and CEO, require a Lead Independent Director who has significant authority and responsibility (see page 6 for a list of responsibilities)
- The Board has separated and combined the roles in the past and believes it should retain the right to make the right determination for the Firm in the future
- The Board regularly seeks and considers feedback from shareholders on this issue. Engagement and past voting results have consistently indicated support for the Board's current approach to leadership

JPMorgan Chase & Co.

For additional detail, see 2018 Proxy Statement page 101

Proposal #7: Vesting for government service
The Board recommends you vote **AGAINST** this shareholder proposal

Adopt a policy prohibiting the vesting of equity-based awards for senior executives due to a voluntary resignation to enter government service

Board response

- The Government Office distribution provisions:
  - Apply equally to all employees who receive equity awards. The provisions do not provide for an executive "perk," do not provide any special benefit to senior executives of the Firm, and do not create a windfall to employees who enter government service
    - The provisions avoid a potential perception of unfairness because they provide for the equitable treatment of Full Career Eligible and non-Full Career Eligible employees who leave JPMorgan Chase to work in the public sector (for additional information see page 101 of the 2018 Proxy Statement)
  - Provide for continued vesting in accordance with the original vesting schedule only under limited circumstances, and are not a general waiver of the restrictions otherwise contained in such awards
  - Are intended to help the Firm attract and retain talented employees. These provisions demonstrate the Firm's support for public service and are intended to help maintain strong employee relations by designing our incentive compensation programs so as not to penalize those who may wish to enter government service after leaving the Firm
- We believe having these provisions in our compensation programs enables us to hire the best and brightest employees, which is clearly in the best interests of shareholders and the Firm
- Details of awards payable upon resignation of the Firm's named executive officers and additional information on Government Office provisions are provided in Table VII of the Executive Compensation Tables (see page 76 of the 2018 Proxy Statement)
- In addition, because our shareholders have indicated they would like more information about our Government Office provisions, we provide further information on pages 76-77 of the 2018 Proxy Statement under the heading Government Office provisions

For additional detail, see 2018 Proxy Statement pages 103-104

✘ Proposal #8: Proposal to report on investments tied to genocide
The Board recommends you vote AGAINST this shareholder proposal

Report to shareholders an analysis of how JPMorgan's published corporate values align with its policies regarding investments in companies tied to genocide or crimes against humanity

Board response

- JPMorgan Chase publishes information about our policies and practices which reflect our support and respect for the protection of fundamental human rights and the prevention of crimes against humanity
  - As described in our Human Rights Statement, our approach is guided by the U.N. Universal Declaration of Human Rights. The Firm also acknowledges the U.N. Guiding Principles on Business and Human Rights as the recognized framework for corporations to respect human rights in their own operations and through their business relationships
  - JPMorgan Chase's Environmental and Social Policy Framework, which is available on our website, guides our approach to evaluating environmental and human rights issues when conducting due diligence on clients operating in industries where such risks may be present
    - Client due diligence is managed by a dedicated group within our risk management organization – Global Environmental and Social Risk Management
    - If additional reviews are needed, transactions may be escalated, including up to one of the Firm's Reputation Risk Committees
- In the custody business of our Corporate & Investment Bank, the Firm holds shares in certain companies on behalf of and at the direction of clients who are the beneficial owners of the shares; the Firm does not exercise investment or voting control over such shares
- In our trading operations, we may hold positions in companies from time to time in response to customer demand. In these instances, we follow all applicable regulatory requirements, including sanctions-related requirements
- Our Asset Management business has established a dedicated team to implement a coordinated strategy for sustainable investing, including integration of environmental, social and governance (ESG) factors, into select investment offerings
- The Firm has published detailed information about JPMorgan Chase's efforts to consider environmental and social issues, including human rights, across our business activities. As a result, the Board believes it would be redundant to publish an additional report on how our corporate values align with our business practices

JPMorgan Chase & Co.

For additional detail, see 2018 Proxy Statement pages 105-106

✖ Proposal #9: Cumulative voting
The Board recommends you vote **AGAINST** this shareholder proposal

Recommend that our Board take the steps necessary to adopt cumulative voting

Board response

- One share, one vote best serves shareholder interests
- Cumulative voting is inconsistent with majority voting for directors
- Cumulative voting can increase the risk of special interests and partisanship
- The Firm has strong corporate governance standards that promote long-term shareholder value

JPMORGAN CHASE & CO.

Notes

Notes on non-GAAP financial measures

1. In addition to analyzing the Firm's results on a reported basis, management reviews Firmwide results on a "managed" basis; these Firmwide managed basis results are non-GAAP financial measures. The Firm also reviews the results of the lines of business on managed basis. The Firm's definition of managed basis starts, in each case, with the reported U.S. GAAP results and includes certain reclassifications to present total net revenue for the Firm (and each of the reportable business segments) on a fully taxable-equivalent ("FTE") basis. Accordingly, revenue from investments that receive tax credits and tax-exempt securities is presented in the managed results on a basis comparable to taxable investments and securities. These non-GAAP financial measures allow management to assess the comparability of revenue year-to-year arising from both taxable and tax-exempt sources. The corresponding income tax impact related to tax-exempt items is recorded within income tax expense. These adjustments have no impact on net income as reported by the Firm as a whole or by the lines of business. For a reconciliation of the Firm's results from a reported to managed basis, see page 52 of the Firm's Annual Report on Form 10-K for the year ended December 31, 2017 ("2017 Form 10-K").

2. Tangible common equity ("TCE"), return on tangible common equity ("ROTCE") and tangible book value per share ("TBVPS"), are each non-GAAP financial measures. TCE represents the Firm's common stockholders' equity (i.e., total stockholders' equity less preferred stock) less goodwill and identifiable intangible assets (other than mortgage servicing rights ("MSRs")), net of related deferred tax liabilities. ROTCE measures the Firm's net income applicable to common equity as a percentage of average TCE. TBVPS represents the Firm's TCE at period-end divided by common shares at period-end. TCE, ROTCE, and TBVPS are utilized by the Firm, as well as investors and analysts, in assessing the Firm's use of equity. The following tables provide reconciliations and calculations of these measures for the periods presented.

Non-GAAP reconciliations

(in millions, except per share and ratio data)	Average Year ended December 31,									
	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
Common stockholders' equity	$129,116	$145,903	$161,520	$173,266	$184,352	$196,409	$207,400	$215,690	$224,631	$230,530
Less: Goodwill	46,068	48,254	48,618	48,632	48,176	48,102	48,029	47,445	47,310	47,317
Less: Certain identifiable intangible assets	5,779	5,095	4,178	3,632	2,833	1,950	1,378	1,092	922	832
Add: Deferred tax liabilities[a]	2,369	2,547	2,587	2,635	2,754	2,885	2,950	2,964	3,212	3,116
Tangible common equity	$ 79,638	$ 95,101	$111,311	$123,637	$136,097	$149,242	$160,943	$170,117	$179,611	$185,317
Net income applicable to common equity	$ 4,931	$ 9,289	$ 16,728	$ 18,327	$ 20,606	$ 17,081	$ 20,620	$ 22,927	$ 23,086	$ 22,778
Return on common equity[b]	4%	6%	10%	11%	11%	9%	10%	11%	10%	10%
Return on tangible common equity[c]	6	10	15	15	15	11	13	13	13	12

(in millions, except per share data)	Period-end December 31,									
	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
Common stockholders' equity	$ 134,945	$ 157,213	$ 168,067	$ 175,514	$ 194,727	$ 199,699	$ 211,664	$ 221,505	$ 228,122	$ 229,625
Less: Goodwill	48,027	48,357	48,854	48,188	48,175	48,081	47,647	47,325	47,288	47,507
Less: Certain identifiable intangible assets	5,581	4,621	4,039	3,207	2,235	1,618	1,192	1,015	862	855
Add: Deferred tax liabilities[a]	2,717	2,538	2,586	2,729	2,803	2,953	2,853	3,148	3,230	2,204
Tangible common equity	$ 84,054	$ 106,773	$ 117,760	$ 126,848	$ 147,120	$ 152,953	$ 165,678	$ 176,313	$ 183,202	$ 183,467
Common shares	3,732.8	3,942.0	3,910.3	3,772.7	3,804.0	3,756.1	3,714.8	3,663.5	3,561.2	3,425.3
Book value per share[d]	$ 36.15	$ 39.88	$ 42.98	$ 46.52	$ 51.19	$ 53.17	$ 56.98	$ 60.46	$ 64.06	$ 67.04
Tangible book value per share[e]	22.52	27.09	30.12	33.62	38.68	40.72	44.60	48.13	51.44	53.56

(a) Represents deferred tax liabilities related to tax-deductible goodwill and to identifiable intangibles created in nontaxable transactions, which are netted against goodwill and other intangibles when calculating TCE.

(b) Represents net income applicable to common equity / average common stockholders' equity.

(c) Represents net income applicable to common equity / average tangible common equity.

(d) Represents common stockholders' equity at period-end / common shares at period-end.

(e) Represents tangible common equity at period-end / common shares at period-end.

3. On December 22, 2017, the Tax Cuts & Jobs Act ("TCJA") was signed into law. The full-year 2017 results reflect the estimated impact of the enactment of the TCJA, which resulted in a $2.4 billion decrease in net income. The full year results also included a legal benefit of $406 million after-tax related to a settlement with the FDIC receivership for Washington Mutual and with Deutsche Bank as trustee to certain Washington Mutual trusts. Adjusted net income, adjusted earnings per share and adjusted ROTCE, which exclude the impact of these significant items are non-GAAP financial measures. Management believes these measures help investors understand the effect of these items on reported results.

Notes on key performance measures

1. The common equity Tier 1 ("CET1") ratio under the Basel III Fully Phased-In capital rules, to which the Firm will be subject commencing January 1, 2019, is considered a key regulatory capital measure. This measure is used by management, bank regulators, investors and analysts to assess and monitor the Firm's capital position. For additional information on these measures, see Capital Risk Management on pages 82–91 of the 2017 Form 10-K.

2. Core loans represent loans considered central to the Firm's ongoing businesses; and exclude loans classified as trading assets, runoff portfolios, discontinued portfolios and portfolios the Firm has an intent to exit. Core loans is a measure utilized by the Firm and its investors and analysts in assessing actual growth in the loan portfolio.

JPMORGAN CHASE & CO.

Footnotes

Additional information regarding slide 8: "Proposal #1: Election of Directors"

1. Some directors were directors of a heritage company of the Firm as follows: Bank One Corporation: Mr. Burke (2003–2004), Mr. Crown (1996–2004), Mr. Dimon, Chairman of the Board (2000–2004), and Mr. Jackson (1993–2004); First Chicago Corp.: Mr. Crown (1991–1996); and J.P. Morgan & Co. Incorporated: Mr. Raymond (1987–2000).

2. Committee membership shown are for principal standing committees. Ms. Bowles, who is not standing for re-election this year, is currently Chair of the Public Responsibility Committee; a new chair for 2018 will be elected by the Board following the annual meeting. Ms. Hobson will begin service on Board committees following the annual meeting.

3. Ms. Bammann retired from JPMorgan Chase & Co. in 2005.

Additional information regarding slide 12: "Proposal #3: Advisory resolution to approve executive compensation (cont'd)"

2. Represents common dividends and stock repurchases net of stock issued to employees.

3. Total compensation range for Other NEOs includes Mr. Pinto. Pay mix components for Other NEOs exclude Mr. Pinto. The terms and conditions of Mr. Pinto's compensation reflect the requirements of the European Union and United Kingdom regulations. For additional information on Mr. Pinto's pay mix, see footnote 1 on page 56 of the 2018 Proxy Statement.

4. See page 67 of the 2018 Proxy Statement for more details on clawbacks.

Additional information regarding slide 15: "Proposal #4: The Board recommends you vote FOR approval of Amended and Restated Long-Term Incentive Plan"

1. Burn Rate reflects the number of shares (including RSUs and SARs) granted to employees and directors in a calendar year divided by the weighted weighted average diluted shares outstanding.

2. Total Potential Dilution reflects the number of employee and director shares outstanding (including RSUs and SARs) plus the shares remaining in the 2015 Plan pool divided by the number of common shares outstanding at year end. Compensation Expense Ratio reflects Compensation & Benefits expenses divided by total net revenue for each company. Source: Annual reports.

3. Compensation Expense Ratio reflects Compensation & Benefits expenses divided by total net revenue for each company. Source: Annual reports.

J.P.Morgan Chase & Co.

Forward-looking statements

These Proxy Supplemental Materials contain forward-looking statements. These statements can be identified by the fact that they do not relate strictly to historical or current facts. Forward-looking statements often use words such as "anticipate," "target," "expect," "estimate," "intend," "plan," "goal," "believe," or other words of similar meaning. Forward-looking statements provide JPMorgan Chase & Co.'s ("JPMorgan Chase" or the "Firm") current expectations or forecasts of future events, circumstances, results, or aspirations, and are subject to significant risks and uncertainties. These risks and uncertainties could cause the Firm's actual results to differ materially from those set forth in such forward-looking statements. Certain of such risks and uncertainties are described in JPMorgan Chase & Co.'s Annual Report on Form 10-K for the year ended December 31, 2017. JPMorgan Chase & Co. does not undertake to update the forward-looking statements included in these Proxy Supplemental Materials to reflect the impact of circumstances or events that may arise after the date the forward-looking statements were made.

JPMorgan Chase & Co.